September 4, 2009

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC   20006

Re: Nuveen Insured Dividend Advantage Municipal Fund
       File Numbers: 333-160630 and 811-9475

Dear Ms. Winick:

       We have reviewed the registration statement of Nuveen Insured Dividend
Advantage Municipal Fund (the "Fund") filed on July 17, 2009 on Form N-2 under the
Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the
"1940 Act"). This registration statement relates to the proposed offering of MuniFund
Term Preferred Shares ("MTP Shares").

       Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,

Prospectus

Prospectus Summary

       1.   The Offering – please inform the staff whether the NASD has approved
the terms of the underwriting arrangement.

       2.   The Offering – Please describe in your response to the staff how the Fund
will dispose of its outstanding MuniPreferred Shares so as to avoid contravening Section
18(c) of the 1940 Act.

       3.   Fixed Dividend Rate – Please explain to the staff in your response letter
how the Fund will arrive at the Fixed Dividend Rate and the adjustments thereto.

       4.   Effective Leverage Ratio – (a) Please explain to the staff how the
treatment of floating rate trust certificates and residual floating rate securities in the

calculation of the effective leverage ratio is consistent with Section 18(h) of the 1940 Act. (b) Please reconcile the terminology used here with the description of "inverse floating rate securities" and "tender option bonds" under "Portfolio Composition" in the main body of the Prospectus.

Description of MTP Shares

5.   *Distributions with respect to Taxable Allocations* -- "Additional Amount Payment" is defined in such a way that implies that the normal nontaxable dividend determined by the Fixed Dividend Rate would be reduced by the additional distribution attributable to capital gains. Is this a correct interpretation? If so, please explain in your response, why this is necessary. If not, please clarify you disclosure to dispel any misunderstanding.

6.   *Voting Rights* – Please clarify what happens to the two current directors who were elected by the holders of the MuniPreferred Shares and disclose when the purchasers of the MTP Shares get to elect the two directors required by Section 18(a)(2)(C) of the 1940 Act.

Portfolio Composition

7.   Inverse Floating Rate Securities – revise the disclosure by clarifying the following:

(a) Whether the Fund may enter into shortfall and forbearance agreements with the third party sponsors of special purpose trusts;

(b) Whether there are any circumstances under which special purpose trusts can have recourse to the Fund;

(c) The extent to which the Fund may be at risk of loss that exceeds its investment in inverse floating rate securities.

Insurance

8.   Briefly describe how the insolvency and the downgrading of insurers and issuers have affected the Fund's operations and its ability to obtain insurance and its ability to enhance its portfolio.

Statement of Additional Information

Segregation of Assets

9.   Disclose under what circumstances the Fund will segregate assets with respect to tender option bonds and inverse floating securities.

General Comments

.

10.   We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

11.   Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

12   . Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

13.   If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel